Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities Exchange Commission
Mail Room 4561
Washington, D.C. 20549

December 7, 2006

Re: Chesapeake Corporation
Post-Effective Amendment No. 1 on Form S-3
Filed September 29, 2006
File No. 333-126059

Form 10-K for the Fiscal Year Ended January 1, 2006
Form 10-Q for the Quarter Ended April 2, 2006
Form 10-Q for the Quarter Ended July 2, 2006
File No. 1-03203

Dear Ms. Collins:

This is to respond to your letter of November 22, 2006, with respect to the above mentioned filings of Chesapeake Corporation ("Chesapeake" or the "Company"). For convenience of reference, the comment contained in your letter is reprinted below in italics, and is followed by the response of the Company.

Form 10-K for the Fiscal Year Ended January 1, 2006

General

1.
Please refer to comment 1 in our letter dated October 26, 2006. We have reviewed your response and note on page 67 that the line item titled "Other income, net" on your statement of operations includes a line item titled "Other income" in the amounts of $5.8 million, $5.4 million and $4.0 million for the years ending January 1, 2006, January 2, 2005 and December 28, 2003, respectively. Tell us what items are included in such amounts for each year presented and why you believe these items are properly classified within income from operations.

A break-down of the items included within the Company’s line item titled “Other income” on page 67 of the Company’s Form 10-K for the fiscal year ended January 1, 2006, which is included in the line item “Other income, net” on the Company’s statement of operations for the fiscal years ended January 1, 2006, January 2, 2005, and December 28, 2003 is as follows (amounts in millions):

Other Income:	2005	2004	2003
Vendor/warranty claims	$2.6	$1.3	$0.2
Purchase discounts /supplier rebates	1.2	1.7	1.1
Government grants	1.5	0.3	0.2
Rental/lease related income	0.3	0.9	0.5
Transaction gain/(loss)	(0.6)	(0.5)	0.3
Inter-company adjustments	-	0.5	0.4
Release of accruals	-	0.7	-
Deferred compensation adjustments	0.4	-	-
Sale of scrap	-	-	0.3
Miscellaneous operating items	0.5	0.5	0.6
Equity earnings, minority interest and other investment related income (expense)	(0.1)	-	0.4
Total	$5.8	$5.4	$4.0

Rules 5-03.7 and 5-03.9 of Regulation S-X require the following items to be classified as non-operating items and be separately stated in the income statement or in a note thereto: (a) amounts earned from dividends, interest on securities, profits on securities (net of losses) and miscellaneous other income; and (b) losses on securities (net of profits) and miscellaneous income deductions.

We believe the following line items, except as noted below, are not covered by Rules 5-03.7 and 5-03.9 and were appropriately classified as operating items and included in “Other income” on page 67.

Vendor/warranty claims -Vendor/warranty claims primarily represent compensation received from claims against suppliers of equipment and materials for production.

Purchase discounts/supplier rebates - Purchase discounts/supplier rebates primarily represent proceeds received from suppliers relating to the purchase of raw materials.

Government grants - Government grants primarily relate to economic development grants the Company receives from foreign governments which are used primarily to purchase property, plant, and equipment. Government grants are recorded as a deferred credit at the time of receipt of the funds and amortized on the same basis used to depreciate the asset.

Rental/lease related income- Rental/lease related income primarily represents proceeds received from rental of warehouse space related to operations as well as the release of contingent rent provisions that were no longer required.

Transaction gain/(loss)- Transaction gains/(losses) are a result of the effect of exchange rate changes on selling and purchasing activities denominated in currencies other than the functional currency.

Inter-company adjustments - Inter-company adjustments represent transfers and charges between entities that are part of the consolidated group, the offset to which have been recorded in other line items within income from operations. These adjustments do not have any impact to income from operations.

Release of accruals - Release of accruals represents the reversal of certain accruals that were originally recorded through income from operations in previous periods.

Deferred compensation adjustments - Deferred compensation adjustments represent increases/decreases in deferred compensation accruals based on changes in stock price.

Sale of scrap - Sale of scrap represents income from the sale of scrap materials resulting from the production of finished goods.

Miscellaneous operating items - Miscellaneous operating items consist of numerous small operating items that are not significant individually or in the aggregate for each of the fiscal years ended January 1, 2006, January 2, 2005 and December 28, 2003.

Each of the items described above relates to operating activities of the Company and therefore are properly recorded within income from operations.

Equity earnings, minority interest and other investment related income (expense) - These are non-operating items that have been included within income from operations. We have evaluated the significance of each of these items on our reported income from operations and concluded that they are not significant on either a net or gross basis for each of the fiscal years ended January 1, 2006, January 2, 2005, and December 28, 2003.

We have reviewed the definitions included in Regulation S-X, Rule 5-03.7 and 5-03.9 for items that should be excluded from income from operations and have concluded that we have no material departures from this guidance.

Please contact me at (804) 697-1147 if you have any questions or require any additional information with regard to our response.

Sincerely,

/s/ Joel K. Mostrom
Joel K. Mostrom
Senior Vice President and Chief Financial Officer